EXHIBIT 99.1

Xenova
  Xenova Group plc

Block listing 6 monthly return

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1.	Name of company: Xenova Group plc
2.	Name of scheme: Xenova Savings Related Share Option Plan
3.	Period of return: From 26 January 2005 to 25 June 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	400,000 Ordinary 1p Shares
5.	Number of shares issued/allotted under scheme during period:	NIL
6.	Balance under scheme not yet issued/allotted at end of period	400,000 Ordinary 1p Shares
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	400,000 Ordinary 1p Shares on 26 January 2004
Please confirm total number of shares in issue at the end of the period in order for us to update our records		431,547,821 Ordinary Shares of 1p

Contact for queries:
Name: Veronica Cefis Sellar

Address:
Xenova Group plc, 957 Buckingham Avenue, Slough, Berkshire, SL1 4NL
Telephone: 01753 706600

Person making the return
Name: Daniel Abrams
Position: Finance Director